February 4, 2025

Joseph Mullin
Chief Executive Officer
Rise Gold Corp.
650 - 669 Howe Street
Vancouver, British Columbia, Canada V6C 0B4

       Re: Rise Gold Corp.
           Form 10-K for the Fiscal Year ended July 31, 2024
           Filed October 29, 2024
           File No. 000-53848
Dear Joseph Mullin:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended July 31, 2024
Financial Statements
Note 6 - Mineral Property Interests, page 65

1. We note your disclosure indicating that you reviewed the carrying value of the mineral rights at year-end and determined that no adjustment was required because there was no evidence the capitalized costs would not be fully recovered.

       However, on pages 15 and 16 you indicate that during a public hearing in May 2023, the Nevada County Planning Commission decided to recommend to the Nevada County Board of Supervisors that your application for a mining Use
Permit be denied,
       and that during a public hearing in February 2024, the Board of Supervisors adopted a corresponding resolution that denied your application for the Use
Permit.

       You report that you also submitted a petition to the County in September 2023, to assert that you hold a vested right to mine the property and therefore do not require a
       Use Permit, notwithstanding your application for a Use Permit, although the Board of
       Supervisors held a public hearing in December 2023 and denied your petition.
 February 4, 2025
Page 2


       Given the foregoing and your disclosure on page 15, stating that you are unable to predict whether all permits required for mining will be obtained, it is unclear how you have assessed the recoverability of costs capitalized at the end of your fiscal year. We note that in addition to these adverse proceedings, you report current-period operating and cash flow losses and have a history of operating and cash flow losses.

       Please submit the analysis that you performed to comply with FASB ASC 360-10-35-
       17, including any cash flow projectsions made pursuant to subparagraphs 29-35, or the present value calculations made pursuant to subparagraph 36.

2. We note that you have disclosures on pages 9 and 19 of your most recent interim report on Form 10-Q, covering the quarter ended October 31, 2024, indicating that you entered into two contracts to sell a total of 66 acres that had been associated with your mine, and that you received an initial payment on one of the contracts in
       November 2024. Please amend your interim report to include both agreements as exhibits to comply with Item 601(b)(10) of Regulation S-K.

3. We note that you filed current reports on Form 8-K on November 29, 2024 and
       January 17, 2025, to announce details of your two contracts for the sale of acreage previously associated with your mining property and to report the receipt of payments and modification of terms on one of the contracts.

       Please amend these filing to (i) specify the dates of the agreements,
(ii) identify the
       counterparties, and (iii) describe any material relationships between the company and any of the parties to the arrangements to comply with Item 1.01(a)(1) of Form 8-K.

       The disclosure should identify any relationships between the counterparty and the company including any of its officers, shareholders, and affiliates, describe any prior associations of the counterparty with the acreage, and given your option to reacquire the acreage, also describe the intended use by the counterparty.

4. Given your disclosures in the current reports referenced above, stating that you have retained ownership of 53 acres at the New Brunswick shaft, 56 acres at the Centennial property, and 2,585 acres of mineral rights, your amendments should also include a description of any implications of the sales relative to your mineral exploration plans, the prospect of conducting any future mining operations, and the circumstances under which you would seek to exercise the option to reacquire the acreage.

       Please explain why the acreage sold and to be sold would be of interest or of use in the event a Use Permit is ultimately received, and describe any detriment to your mining plan in the event that you are unable reacquire those interests due to lack of funds or otherwise. Please clarify how you intend to account for the sale, to include quantifying the extent to which you would allocate capitalized property costs and the amount of any gain to be recognized on each closing date.
 February 4, 2025
Page 3

5. With regard to the current reports referenced above, also disclose in the amendments how you are able to support your "conservatively estimated" fair value claim of $400 million and describe the current status of the Writ of Mandamus that you submitted to the Superior Court of California, as initially reported in your May 13, 2024 press release, and your view of the timeframe required for that process to conclude.

       Provide us with the analysis that you prepared in estimating your $400 million fair value claim, including all calculations and clear explanations for all assumptions, support for your view of the estimate as being conservative, and details of how that estimate reconciles with your $4.2 million in acquisition costs and the recent sales of acreage. In other words, identify the particular changes to which you attribute the change in value since you acquired the property in 2017.

       However, if you are unable to show a reasonable basis for the estimate, you will need to provide disclosures in the amendments to clarify whether investors should no longer rely on such prior estimates, and under these circumstances you should also provide an estimate for which you are able to show a reasonable basis, and provide a description of all material assumptions and of any material uncertainties.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Babula at 202-551-3339 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation